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ALLSTREAM INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Allstream Inc. (the "Corporation") will be held in the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada, on Wednesday, May 12, 2004 at 11:00 a.m. (Toronto time) for the following purposes:

  1.
  to consider, pursuant to an order of the Ontario Superior Court of Justice (Commercial List) dated April 8, 2004 and, if deemed advisable, to pass a special resolution (the "Allstream Arrangement Resolution") of the Class A voting shares ("Allstream Class A Shares") and the Allstream Class B limited voting shares ("Allstream Class B Limited Voting Shares" and, together with the Allstream Class A Shares, the "Allstream Shares") of the Corporation voting as one class, to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Manitoba Telecom Services Inc. ("MTS") of all of the outstanding Allstream Shares in exchange for (i) cash and (ii) either common shares of MTS or Class B convertible non-voting shares of MTS, all as more particularly described in the accompanying management proxy circular of the Corporation (the "Circular");

  2.
  to consider and, if deemed advisable, to pass an ordinary resolution (the "Rights Plan Resolution") of the Allstream Class A Shares and the Allstream Class B Shares (other than any such Allstream Shares held by an Allstream shareholder that is not an Independent Shareholder, as such term is defined in the Corporation's shareholder rights plan) voting together as one class to approve the rescission of the Corporation's shareholder rights plan agreement, and all of the provisions thereof, immediately prior to the effectiveness of the Arrangement;

  3.
  to receive the consolidated financial statements of the Corporation for the period from April 1, 2003 to December 31, 2003, together with the auditors' report thereon;

  4.
  to elect the directors of the Corporation, each to hold office until the next annual meeting of shareholders of the Corporation, unless otherwise replaced prior thereto following the consummation of the Arrangement;

  5.
  to re-appoint KPMG LLP as independent auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration; and

  6.
  to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

        The board of directors of the Corporation has fixed the close of business on April 2, 2004 as the record date for determining shareholders of the Corporation who are entitled to receive notice of the Meeting.

        The Arrangement, the Allstream Arrangement Resolution and the Rights Plan Resolution are described in the Circular, which forms part of this Notice of Meeting. The full texts of the Allstream Arrangement Resolution and the Rights Plan Resolution are set out in Appendix A and Appendix B, respectively, to the Circular.

        The Circular, form of proxy and Letter of Transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting.

        Registered holders of Allstream Shares have a right to dissent in respect of the Allstream Arrangement Resolution and to be paid an amount equal to the fair value of their Allstream Shares. This right is described in the Circular. The dissent procedures require that a registered holder of Allstream Shares who wishes to dissent must send to Allstream (i) c/o CIBC Mellon Trust Company, 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, Canada M5L 1G9 (Attention: Special Projects) and c/o CIBC Mellon Trust Company, P.O. Box 12005, STN BRM B, Toronto, Ontario, M7Y 2K5 (Attention: Stock Transfer Services) or (ii) by facsimile transmission to 416-643-3148 (Attention: Special Projects) and to (416) 368-2502 (Attention: Stock Transfer Services) to be received by it not later than 5:00 p.m. (Toronto time) on the business day immediately before the Meeting, a written notice of objection to the Allstream Arrangement Resolution and otherwise comply strictly with the dissent procedures as set out in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right of dissent. See "Dissenting Shareholders' Rights" in the Circular. Beneficial owners of Allstream Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY REGISTERED OWNERS OF ALLSTREAM SHARES ARE ENTITLED TO DISSENT.

        Dated at Toronto, Ontario on April 8, 2004.

By Order of the Board of Directors,

Scott Ewart Secretary

        Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Allstream Inc., c/o CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, or by fax to Allstream Inc. c/o CIBC Mellon Trust Company at 416-368-2502 (Attention: Proxy Department). Proxies must be received by no later than 5:00 p.m. (Toronto time) on May 10, 2004 or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the date to which the Meeting is adjourned or postponed. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, at any time prior to the commencement of the Meeting or any adjournment or postponement thereof. If you require any assistance in completing your proxy, please call CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500.

        You should complete the Letter of Transmittal enclosed with this Circular and deliver it with your share certificates to the Depositary by 5:00 p.m. on the Deposit Date, which is expected to be May 14, 2004, in accordance with the instructions contained in the Letter of Transmittal, whether or not you intend to make a declaration of Canadian residency. Failure to deliver a duly completed Letter of Transmittal (or a Letter of Transmittal which does not contain a declaration of Canadian residency), will result in the disentitlement to receive common shares of MTS upon the consummation of the Arrangement.

ALLSTREAM INC.
PROXY — CLASS A VOTING SHARES
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 12, 2004

This proxy is solicited by management of Allstream Inc. (the "Corporation"). The undersigned holder of Class A Voting Shares of the Corporation hereby appoints Purdy Crawford, Chairman of the Board of Directors of the Corporation, or failing him, John McLennan, Director of the Corporation, or instead of the foregoing, ..................................................................................................., (see note 1 below), as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned with respect to all the Class A Voting Shares of the Corporation held in the name of the undersigned at the Annual and Special Meeting of shareholders to be held on May 12, 2004 (the "Meeting"), and at any adjournments and postponements thereof, with all powers the undersigned would possess if personally present at the Meeting and at any such adjournments and postponements. The undersigned undertakes to ratify and confirm all of the actions of the proxyholder pursuant to this proxy, and revokes any proxy previously given.

The proxyholder designated above is specifically directed to vote all of the Class A Voting Shares registered in the name of the undersigned as specified below:

1.
In respect of the election of directors of the Corporation (see note 2 below):

☐
FOR Purdy Crawford, William A. Etherington, Deryk I. King, Ian D. Mansfield and Daniel F. Sullivan as the representatives of the holders of Class A Voting Shares or

☐
WITHHOLD FROM VOTING for Purdy Crawford, William A. Etherington, Deryk I. King, Ian D. Mansfield and Daniel F. Sullivan as the representatives of the holders of Class A Voting Shares or, if no specification is made, vote for the election of Purdy Crawford, William A. Etherington, Deryk I. King, Ian D. Mansfield and Daniel F. Sullivan as the representatives of the holders of Class A Voting Shares.

2.
In respect of the re-appointment of KPMG LLP as auditors of the Corporation and the authorization for the directors to fix their remuneration (see note 2 below):

☐
FOR or

☐
WITHHOLD FROM VOTING for the re-appointment of KPMG LLP as auditors of the Corporation and the authorization for the directors to fix their remuneration or, if no specification is made, vote for the appointment of KPMG LLP as auditors of the Corporation at a remuneration level to be fixed by the directors of the Corporation.

3.
In respect of the passage of a resolution (the "Allstream Arrangement Resolution") in the form set forth in Appendix A of the Management Proxy Circular provided to shareholders of the Corporation in connection with the Meeting to approve the entering into of an arrangement under section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by Manitoba Telecom Services Inc. ("MTS") of all of the outstanding shares of the Corporation in exchange for cash and shares of MTS, all as more particularly described in the Management Proxy Circular (mark only one of the following):

☐
FOR or

☐
AGAINST the Allstream Arrangement Resolution

  or, if no specification is made, vote for the passage of the Allstream Arrangement Resolution.

4.
In respect of the passage of an ordinary resolution (the "Rights Plan Resolution") in the form set forth in Appendix B of the Management Proxy Circular provided to shareholders of the Corporation in connection with the Meeting to rescind the Corporation's shareholder rights plan agreement dated as of April 1, 2003, and all of the provisions thereof, all as more particularly described in the Management Proxy Circular (mark only one of the following):

☐
FOR or

☐
AGAINST the Rights Plan Resolution

  or, if no specification is made, vote for the passage of the Rights Plan Resolution.

5.
To vote in the judgement of the proxyholder in respect of any amendments to the foregoing or such other business as may properly come before the Meeting.

The Class A Voting Shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the holder of Class A Voting Shares specifies a choice with respect to any matter to be acted upon, the Class A Voting Shares shall be voted accordingly.

Please see the Notice of Meeting and the Management Proxy Circular accompanying this proxy for further information. See notes 3 and 4 below for instructions on completing this proxy and for additional information. If any amendments or variations of the matters referred to above or to any other matters identified in the Notice of Meeting are proposed at the Meeting (or any adjournment or postponement thereof) or if any other matters which are not now known to management should properly come before the Meeting (or any adjournment or postponement thereof), this proxy confers discretionary authority on the proxyholder to vote on such amendments, variations or other matters in the judgement of the proxyholder.

Dated this                  day of                          , 2004.

Name of Shareholder

Signature of Shareholder

NOTES:

1.
A shareholder has the right to appoint, as his or her proxyholder, a person (who need not be a shareholder) other than the nominees designated above, to attend and act on the shareholder's behalf, by inserting the name of that other person in the space above. Such other person need not be a shareholder of the Corporation.

2.
If a holder of Class A Voting Shares does not specify their choice on the items listed above by checking the appropriate box, their Class A Voting Shares will be voted in favour of each of those items.

3.
Please complete, date and sign this proxy and return it as soon as possible in the envelope provided. The signature on the proxy should be exactly the same as the name under which the Class A Voting Shares are registered. Executors, administrators, trustees, attorneys or guardians should so indicate when signing and provide proof of appointment. Where Class A Voting Shares are held in the names of two or more persons, each person must sign. If the holder of Class A Shares is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation with clear indication of his/her title and, if the corporation has a corporate seal, its corporate seal should be affixed. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed by management.

4.
This proxy will not be valid and will not be acted upon or voted unless it is completed as provided herein and received by no later than 5:00 p.m. (Toronto time) on May 10, 2004 or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the date to which the Meeting is adjourned or postponed. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, at any time prior to the commencement of the Meeting or any adjournment or postponement thereof. If you require any assistance in completing your proxy, please call CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500.

5.
In many cases, Class A Voting Shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary or clearing agency. Non-Registered Holders should follow the instructions of their intermediaries to vote their Class A Voting Shares.

6.
Registered holders of Class A Voting Shares are entitled to dissent in respect of the Allstream Arrangement Resolution in accordance with the dissent procedures described in the Management Proxy Circular. A shareholder may only exercise the right to dissent in respect of Class A Voting Shares which are registered in that shareholder's name. Allstream shareholders, including Non-Registered Holders, who wish to dissent should carefully review the section entitled "Dissenting Shareholders' Rights" in the Management Proxy Circular. The failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent.

ALLSTREAM INC.
PROXY — CLASS B LIMITED VOTING SHARES
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 12, 2004

This proxy is solicited by management of Allstream Inc. (the "Corporation"). The undersigned holder of Class B Limited Voting Shares of the Corporation hereby appoints Purdy Crawford, Chairman of the Board of Directors of the Corporation, or failing him, John McLennan, Director of the Corporation, or instead of the foregoing, ................................ ............................, (see note 1 below), as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned with respect to all the Class B Limited Voting Shares of the Corporation held in the name of the undersigned at the Annual and Special Meeting of shareholders to be held on May 12, 2004 (the "Meeting"), and at any adjournments and postponements thereof, with all powers the undersigned would possess if personally present at the Meeting and at any such adjournments and postponements. The undersigned undertakes to ratify and confirm all of the actions of the proxyholder pursuant to this proxy, and revokes any proxy previously given.

The proxyholder designated above is specifically directed to vote all of the Class B Limited Voting Shares registered in the name of the undersigned as specified below:

1.
In respect of the election of directors of the Corporation (see note 2 below):

☐
FOR John McLennan, Gerald E. Beasley, Jane Mowat and Ian M. McKinnon as the representatives of the holders of Class B Limited Voting Shares or

☐
WITHHOLD FROM VOTING for John McLennan, Gerald E. Beasley, Jane Mowat and Ian M. McKinnon as the representatives of the holders of Class B Limited Voting Shares or, if no specification is made, vote for John McLennan, Gerald E. Beasley, Jane Mowat and Ian M. McKinnon as the representatives of the holders of Class B Limited Voting Shares.

2.
In respect of the passage of a resolution (the "Allstream Arrangement Resolution") in the form set forth in Appendix A of the Management Proxy Circular provided to shareholders of the Corporation in connection with the Meeting to approve the entering into of an arrangement under section 192 of the Special Canada Business Corporations Act involving, among other things, the acquisition by Manitoba Telecom Services Inc. ("MTS") of all of the outstanding shares of the Corporation in exchange for cash and shares of MTS, all as more particularly described in the Management Proxy Circular (mark only one of the following):

☐
FOR or

☐
AGAINST the Allstream Arrangement Resolution

  or, if no specification is made, vote for the passage of the Allstream Arrangement Resolution.

3.
In respect of the passage of an ordinary resolution (the "Rights Plan Resolution") in the form set forth in Appendix B of the Management Proxy Circular provided to shareholders of the Corporation in connection with the Meeting to rescind the Corporation's shareholder rights plan agreement dated as of April 1, 2003, and all of the provisions thereof, all as more particularly described in the Management Proxy Circular (mark only one of the following):

☐
FOR or

☐
AGAINST the Rights Plan Resolution

  or, if no specification is made, vote for the passage of the Rights Plan Resolution.

4.
To vote in the judgement of the proxyholder in respect of any amendments to the foregoing or such other business as may properly come before the Meeting.

The Class B Limited Voting Shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the holder of Class B Limited Voting Shares specifies a choice with respect to any matter to be acted upon, the Class B Limited Voting Shares shall be voted accordingly. Please see the Notice of Meeting and the Management Proxy Circular accompanying this proxy for further information. See notes 3 and 4 below for instructions on completing this proxy and for additional information. If any amendments or variations of the matters referred to above or to any other matters identified in the Notice of Meeting are proposed at the Meeting (or any adjournment or postponement thereof) or if any other matters which are not now known to management should properly come before the Meeting (or any adjournment or postponement thereof), this proxy confers discretionary authority on the proxyholder to vote on such amendments, variations or other matters in the best judgement of the proxyholder.

Dated this                  day of                          , 2004.

Name of Shareholder

Signature of Shareholder

NOTES:

1.
A shareholder has the right to appoint, as his or her proxyholder, a person (who need not be a shareholder) other than the nominees designated above, to attend and act on the shareholder's behalf, by inserting the name of that other person in the space above. Such other person need not be a shareholder of the Corporation.

2.
If a holder of Class B Limited Voting Shares does not specify their choice on the items listed above by checking the appropriate box, their Class B Limited Voting Shares will be voted in favour of each of those items.

3.
Please complete, date and sign this proxy and return it as soon as possible in the envelope provided. The signature on the proxy should be exactly the same as the name under which the Class B Limited Voting Shares are registered. Executors, administrators, trustees, attorneys or guardians should so indicate when signing and provide proof of appointment. Where Class B Limited Voting Shares are held in the names of two or more persons, each person must sign. If the holder of Class B Limited Voting Shares is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation with clear indication of his/her title and, if the corporation has a corporate seal, its corporate seal should be affixed. If this proxy is not dated, it shall be deemed to bear the date on which it was mailed by management.

4.
This proxy will not be valid and will not be acted upon or voted unless it is completed as provided herein and received by no later than 5:00 p.m. (Toronto time) on May 10, 2004 or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second Business Day immediately preceding the date to which the Meeting is adjourned or postponed. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the Chair of the Meeting, at any time prior to the commencement of the Meeting or any adjournment or postponement thereof. If you require any assistance in completing your proxy, please call CIBC Mellon Trust Company at 1-800-387-0825 or 416-643-5500.

5.
In many cases, Class B Limited Voting Shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary or clearing agency. Non-Registered Holders should follow the instructions of their intermediaries to vote their Class B Limited Voting Shares.

6.
Registered holders of Class B Limited Voting Shares are entitled to dissent in respect of the Allstream Arrangement Resolution in accordance with the dissent procedures described in the Management Proxy Circular. A shareholder may only exercise the right to dissent in respect of Class B Limited Voting Shares which are registered in that shareholder's name. Allstream shareholders, including Non-Registered Holders, who wish to dissent should carefully review the section entitled "Dissenting Shareholders' Rights" in the Management Proxy Circular. The failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent.

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ALLSTREAM INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS